WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

BY HAND

February 13, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Liberty International PLC 2003 Preliminary Announcement'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

LIBERTY INTERNATIONAL PLC
2003 PRELIMINARY ANNOUNCEMENT

11 FEBRUARY 2004

Contents

This document contains:

Highlights
Summary of Investment Property Valuations
Chairman's Statement and Review of Operations
Financial review
Preliminary results

Further Information

Liberty International PLC is today making a presentation to property analysts in London. The full text of this presentation, which does not form part of the Preliminary Announcement, is available today on Liberty International PLC's website at www.liberty-international.co.uk.

Enquiries:

Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

LIBERTY INTERNATIONAL PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

HIGHLIGHTS

- **Financial Highlights**

	Increase	2003	2002
Property investment income (including joint ventures)	9.5%	£245.4m	£224.1m
Profit before tax including exceptional items	6.0%	£110.0m	£103.8m
Net exceptional profits		£5.8m	£17.2m
Profit before tax and exceptionals	20.3%	£104.2m	£86.6m
Earnings per share before exceptionals (adjusted*)	7.3%	27.45p	25.58p
Earnings per share (unadjusted)	(8.0)%	26.25p	28.54p
Dividends per ordinary share	5.3%	25.00p	23.75p
Total property assets (including investments and trading properties)	5.2%	£5,005m	£4,758m
Shareholders' funds	7.6%	£2,886m	£2,683m
Net debt (including joint ventures)	1.5%	£1,917m	£1,889m
Net assets per share (diluted, adjusted*)	5.1%	906p	862p
Net assets per share (diluted, adjusted*) – like-for-like basis **	13.5%	906p	798p
Weighted average number of shares (for EPS)		306.9m	283.6m
Diluted number of shares (for NAV)		351.8m	325.9m

* Adjusted for deferred tax relating to capital allowances (see note 13 to preliminary results). Unless otherwise stated, references in the preliminary results to earnings per share are to earnings per share before exceptional items (adjusted); and to net assets per share are to net assets per share (diluted, adjusted).

** Market values of investment properties on a like-for-like basis, eliminating £208 million of notional purchasers' costs from 31 December 2002 valuations (see Summary of Investment Property Valuations on page 5)

- **Revaluation surplus for the year (like-for-like basis)**

	Market Value 31 December 2003	Revaluation Surplus/(Deficit)	
	£m	£m	%
UK regional shopping centres	3,778	340.6	10.0
US regional shopping centres and other retail	165	21.1	14.4
Central London	327	(15.6)	(4.6)
Business space outside London	205	1.6	0.8
Retail outside London	132	9.1	7.5
US other commercial	36	(0.1)	(0.3)
	4,643	356.7	8.4

- **Development programme**

  - Capital expenditure on developments, acquisitions and existing assets of £119 million in 2003.

  - Book value of development expenditure to date (at cost) of £115 million at 31 December 2003. Development commitments outstanding amount to approximately a further £300 million. Principal projects are the new MetroCentre Red Quadrant (£85 million) and Chapelfield, Norwich (£275 million). On completion of the extension in 2004, MetroCentre, Gateshead, (90 per cent owned) will, at 1.8 million sq.ft., be Europe's largest covered shopping centre.

  - Positive letting progress with 86 per cent of anticipated rents committed or under offer at the MetroCentre extension and around 75 per cent at Chapelfield, Norwich.

  - Further potential regional shopping centre developments over the next five years of around £850 million, including Cardiff, Oxford and major extensions and enhancements of both Eldon Square, Newcastle, and The Harlequin, Watford.

  - Potential commercial and retail developments of Capital & Counties in the UK and USA now stand at around £150 million, including King's Reach, Southwark, and 190 Strand.

- **Financial Strength**

  - Debt to assets ratio reduced to 39 per cent and interest cover strengthened to 1.8 times.

  - Available liquidity approaching £1 billion, with cash balances of £197 million and aggregate committed and undrawn long-term bank facilities of £700 million at 31 December 2003.

- **Financial Record**

  - Unbroken 10-year track record of annual dividend per share increases and five-fold growth from 4.55p in 1984 to 25.0p in 2003

  - Total return (annual dividend and growth in net assets per share) amounts to 15.6 per cent compound per annum for the decade ended 31 December 2003, which commenced with the launch of Capital Shopping Centres as a separate entity.

- **Chairman's Comment on Preliminary Results**

Donald Gordon, Chairman of Liberty International, commented:

"I am delighted to report another year of strong growth in headline property investment income, profits, earnings and dividends per share. With an overall like-for-like £357 million (8.4 per cent) revaluation surplus, our property assets now exceed £5 billion and net asset value per share has reached 906p. We have a powerful financial position, with shareholders' funds of £2.9 billion, the debt to assets ratio reduced to 39 per cent and a significant development pipeline of around £1.3 billion to maintain the

strong momentum of our market-leading regional shopping centre and retail property business."

DIVIDENDS

The Directors of Liberty International PLC have proposed a final ordinary dividend per share of 13.25p (2002 – 12.5p) to bring the total ordinary dividend per share for the year to 25.00p (2002 – 23.75p).

The following are the salient dates for the payment of the final dividend:

30 March 2004	Sterling/Rand exchange rate struck.
8 April 2004	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa.
14 April 2004	Ordinary shares listed ex-dividend on the London Stock Exchange.
16 April 2004	Record date for final dividend in London and Johannesburg.
5 May 2004	Dividend payment day. Where previously requested, dividend cheques available for collection from Registrar.

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be 7 April 2004. No dematerialisation or rematerialisation of shares will be possible on the JSE Securities Exchange from 8 April to 16 April inclusive.

No transfers between the UK and South African registers may take place from 30 March to 16 April inclusive.

SUMMARY OF INVESTMENT PROPERTY VALUATIONS

	31 December 2003					31 December 2002		
	True equivalent yield[1]		Market Value	Like-for-like revaluation surplus/ (deficit)[2]		Open market value	Purchasers' costs [3]	True equivalent yield[1]
	%	%	£'m	£'m	%	£'m	£'m	%
Lakeside, Thurrock	**5.58**	**(5.61)**	[4]990.5	76.8	**8.6**	938.0	(42.5)	5.91
MetroCentre, Gateshead	**5.59**	**(5.90)**	763.0	51.3	**7.2**	744.0	(33.7)	5.91
Braehead, Glasgow	**6.01**	**(6.07)**	[4]533.5	96.6	**22.4**	453.0	(21.6)	6.05
Other M25 Centres	**5.78**	**(6.09)**	842.0	54.7	**7.0**	826.3	(42.0)	5.99
Other Centres	**6.34**	**(6.62)**	[4]550.8	60.1	**12.2**	518.9	(28.2)	6.63
Other properties	**7.39**	**(7.77)**	98.7	1.1	**1.3**	87.0	(4.8)	7.89
UK Regional Shopping Centres	**5.83**	**(6.03)**	3,778.5	340.6	**10.0**	3,567.2	(172.8)	6.10
US Regional Shopping centres and other retail			164.8	21.1	**14.4**	147.3	-	
UK other commercial property:								
Central London	**7.88**	**(8.33)**	327.1	(15.6)	**(4.6)**	357.2	(17.0)	8.29
Business space outside London	**8.35**	**(8.85)**	204.6	1.6	**0.8**	207.8	(11.3)	8.56
Retail outside London	**7.64**	**(7.90)**	131.6	9.1	**7.5**	128.2	(7.0)	7.98
US other commercial properties			36.4	(0.1)	**(0.3)**	40.2	-	
			4,643.0	356.7	**8.4**	4,447.9	(208.1)	

UK Regional Shopping

centre developments	104.6	59.8
Other developments	20.3	19.8
	4,767.9	4,527.5
Investment in UK Prime	-	12.6
Total investment properties	4,767.9	4,540.1
Held through joint ventures	(142.7)	(143.8)
Group investment properties	4,625.2	4,396.3

(1) True equivalent yield used in valuations represents the theoretical yield to a purchaser after taking account of the associated acquisition costs. The figure in brackets represents the yield foregone by Liberty International shareholders if the asset were to be sold at the market value. Equivalent yield is the yield assuming all future reversions are reviewed to the discounted estimated rental value. Nominal yields are calculated on the assumption that rent is receivable annually in arrears. Leases generally provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income.

(2) The like-for-like revaluation surplus makes adjustment for the change in estimation technique, described in note 5, by eliminating the purchasers' costs relating to the 31 December 2002 open market value in order to calculate the resulting surplus or deficit on a consistent basis.

(3) Purchasers' costs relating to 31 December 2002 open market value.

(4) 31 December 2003 market value includes the benefit of the relief, introduced in 2003, from stamp duty land tax which is available on certain assets until 31 December 2006.

Reconciliation of revaluation surplus shown in note 5 and like-for-like valuation surplus shown above:

	£'m
Revaluation surplus for the year ended 31 December 2003 (note 5)	143.4
Add group's share of valuation of investment properties of joint ventures (note 6)	5.2
	148.6
Elimination of purchasers' costs relating to 31 December 2002 open market value	208.1
Like-for-like revaluation surplus for the year ended 31 December 2003 (above)	356.7

SUMMARY OF CAPITAL & COUNTIES COMPLETED INVESTMENT PROPERTY VALUATIONS

	Year ended 31 December 2003					Year ended 31 December 2002	
	Number of properties	**Net property income £'m**	**Market value £'m**	**Revaluation surplus/(deficit) £'m**	**Revaluation surplus/(deficit) %**	Net property income £'m	Open market value £'m
Central London	**22**	**24.6**	**327.1**	**(15.6)**	**(4.6)%**	22.9	357.2
Business space outside London	**14**	**14.1**	**204.6**	**1.6**	**0.8%**	13.8	207.8
Retail outside London	**6**	**8.5**	**131.6**	**9.1**	**7.5%**	8.5	128.2
Total United Kingdom investment properties	**42**	**47.2**	**663.3**	**(4.9)**	**(0.7)%**	45.2	693.2
United States [1]	**9**	**15.8**	**201.2**	**21.0**	**11.7%**	15.7	187.5
Total completed investment properties	**51**	**63.0**	**864.5**	**16.1**	**1.9%**	60.9	880.7

(1) Includes £1.6 million net property income and £9.8 million market value (2002 - £1.8 million and £19.1 million respectively) in respect of properties owned through joint ventures.

Properties by use:	**31 December 2003**			31 December 2002		
	Retail £'m	**Offices £'m**	**Total £'m**	Retail £'m	Offices £'m	Total £'m

Central London	**128.0**	**199.1**	**327.1**	126.0	231.2	357.2
Business space outside London	**21.1**	**183.5**	**204.6**	21.3	186.5	207.8
Retail outside London	**131.6**	**-**	**131.6**	128.2	-	128.2
Total United Kingdom investment properties	**280.7**	**382.6**	**663.3**	275.5	417.7	693.2
United States	**164.8**	**36.4**	**201.2**	147.2	40.3	187.5
Total completed investment properties	**445.5**	**419.0**	**864.5**	422.7	458.0	880.7
Developments	**-**	**20.3**	**20.3**	-	19.8	19.8
Total investment properties	**445.5**	**439.3**	**884.8**	422.7	477.8	900.5
Held through joint ventures	**-**	**(19.9)**	**(19.9)**	(8.4)	(18.1)	(26.5)
Group investment properties	**445.5**	**419.4**	**864.9**	414.3	459.7	874.0

Chairman's Statement and Review of Operations

Introduction

Once again, I report with much pleasure a year of major advance in the affairs of Liberty International marked by the following principal achievements:

- strong growth in headline property investment income, profits, earnings and dividends per share

- direct property and property-related investments exceeding £5 billion for the first time, after a strong rise in market values, with regional shopping centres and other retail property, in which we specialise and which constitute some 90 per cent of our assets, significantly outperforming other UK property sectors

- a record net asset value per share of 906p compared with 798p last year on a like-for-like basis

- a robust trading performance from our fully-let regional shopping centres in a more challenging UK consumer environment

- a powerful financial position, enhanced by several major long-term financing transactions increasing the group's available liquid resources to nearly £1 billion

- substantial expansion prospects from a high-quality and tightly-controlled development programme on which significant progress was made in the year, with £300 million of committed capital expenditure and potential projects amounting to around a further £850 million at Capital Shopping Centres and £150 million at Capital & Counties.

Results

Our underlying revenue results were very encouraging. Profit before taxation and exceptional items increased by over 20 per cent from £86.6 million to £104.2 million,

driven by a substantial £19 million rise in UK shopping centre income. Earnings per share growth at 7.3 per cent was somewhat lower, as our capital base had been enlarged by the issue of 28 million shares in November 2002 raising £157 million of equity. Exceptional profits for the year are shown at £5.8 million and the details and impact of these transactions are fully described in the accompanying Financial Review.

Our UK regional shopping centres, now 81 per cent of completed investment properties, increased in market value on a like-for-like basis by a massive £341 million (10.0 per cent) with the remainder of the group's investment properties contributing a further £16 million (1.9 per cent). The most notable performer was Braehead, Glasgow, which appreciated by 22 per cent to £533 million now that the centre's outstanding trading performance since opening in 1999 has produced clear evidence of strong rental growth.

Net asset value per share at 31 December 2003 increased strongly by 13.5 per cent to a record 906p against a comparable starting position of 798p at 31 December 2002. The latter figure eliminates £208 million of notional purchasers' costs, particularly stamp duty, equivalent to 64p per share, from the net asset value actually reported at 31 December 2002 of 862p per share. The values reported at 31 December 2003 do not include notional purchasers' costs, in line with the revised RICS Appraisal and Valuation Standards (formerly the RICS Appraisal and Valuation Manual) which became a requirement from 1 May 2003. The impact of this change to a new and more conservative valuation basis was readily absorbed within the 2003 year.

Development programme

Development activities are fundamental to the group's long-term prospects, through delivering quality products with exceptional investment potential. In 2003, we invested a total of £119 million in direct property by way of development, acquisitions and improvements to existing property assets, while disposals amounted to only £13 million. Properties under development were stated at £115 million (at cost) at 31 December 2003, with expenditure outstanding on the committed development programme, primarily the new Red Quadrant at MetroCentre, Gateshead, and Chapelfield, Norwich, estimated at £300 million.

Furthermore, our potential but as yet uncommitted development programme could amount to as much as £850 million at Capital Shopping Centres. This includes extensions and improvements to existing shopping centres and new projects such as St David's 2, Cardiff, and the redevelopment of the Westgate Centre, Oxford. The equivalent figure for the other commercial and retail activities of Capital & Counties in the UK and USA is approximately £150 million.

Financial position

Liberty International's financial position remains extremely sound, with shareholders' funds of £2.9 billion and the debt to assets ratio reduced to 39 per cent. Interest cover strengthened to around 1.8 times. Consequently we have both the capital and the resources to continue our successful and tightly-controlled business expansion.

Liberty International improved its debt structure with two major financings in 2003; a £210 million ten year facility linked to the Victoria Centre, Nottingham, as yet undrawn; followed by a £240 million issue of 3.95 per cent convertible bonds 2010

with a conversion price of 800p per Liberty International share. We further strengthened our capital base by calling the remaining £60 million of 6.25 per cent convertible bonds 2006. £43 million converted into 9.5 million new ordinary shares of Liberty International. The balance of £17 million was repurchased and cancelled at a price level equivalent after tax to 604p per share, a substantial discount to net asset value, generating an uplift amounting to some £12 million in aggregate which accrued to the benefit of all shareholders pro rata.

In addition to £197 million of cash balances, stemming largely from the new £240 million convertible bond issue, committed and undrawn long-term non-recourse facilities are in place amounting in aggregate to £490 million at 31 December 2003, well in excess of our current contracted capital expenditure. A further £210 million of committed long-term unsecured bank facilities are also available to the group.

Dividends

The directors are recommending a final ordinary dividend of 13.25p per share payable on 5 May 2004, bringing the full year's dividend to 25.0p per share, an increase of 5.3 per cent on 2002, continuing our unbroken 10-year track record of annual dividend improvement.

The directors remain committed to a full and progressive dividend policy and believe this policy represents a major attraction to long-term investors. The annual dividend has increased more than five-fold over the last 20 years from 4.55p in 1984 to 25.0p in 2003.

Liberty International's total return, in terms of annual dividend and growth in net assets per share, amounts to a compound 15.6 per cent per annum for the decade ended on 31 December 2003, which commenced with the launch of Capital Shopping Centres as a stand-alone entity.

Property valuations

Our UK regional shopping centre revaluation surplus of £341 million (10.0 per cent) on a like-for-like basis brought the aggregate open market value to £3.8 billion.

A number of factors contributed to the surplus –

- approximately £160 million from an average 27 basis points downward shift in the yields applied by the valuers to our major assets, reflecting scarcity value and investment demand;

- approximately £111 million primarily from underlying growth in estimated rental values, particularly at Braehead, Glasgow; and

- approximately £70 million from lower assumptions than at 31 December 2002 on purchasers' costs, as four of our major assets are located in "disadvantaged areas" qualifying for relief from the 4 per cent stamp duty land tax on transactions, a relief limited at this stage to the period to 31 December 2006.

In the case of the group's UK commercial and retail portfolio, the trend of valuation movements over the year showed a similar pattern to that of 2002. Investment

property values fell on a like-for-like basis by 0.7 per cent to £663 million. Mixed use Central London properties fell in value by 4.6 per cent, while retail properties outside London increased in value by 7.5 per cent. Office investments outside Central London were virtually unchanged, with provincial office values remaining steady whilst falls in some M25 investments were outweighed by the effect of lettings of vacant space at Cambridge and Uxbridge.

Our US investment properties produced an outstanding valuation increase of £21.0 million (11.7 per cent) to £201 million in aggregate, with no currency effect as our US dollar exposure is predominantly hedged into sterling. The bulk of the uplift stemmed from the retail properties, the Serramonte Shopping Centre, Ghirardelli Square and The Willows, Concord, all in the San Francisco Bay area. Including development and trading properties, our US portfolio now amounts in US dollar terms to around $400 million.

We continue to contend that valuation yields averaging around 6 per cent, well in excess of current gilt yields and other major investment classes including equities, are exceptionally defensive for major regional shopping centres, which are scarce and irreplaceable long-term growth assets and, in the case of Liberty International, unlikely to be disposed of for decades ahead. In respect of our other UK property assets, both commercial and retail, the valuation yields averaging around 8 per cent, compared with the 10-year gilt yield of 4.8 per cent at 31 December 2003, are even more cautious, albeit reflecting negative sentiment in office markets where rental values have been under some pressure.

The substantial investor appetite currently in evidence for quality UK property is hardly surprising, when property yields are compared with yields available on alternative asset classes such as bonds or equities, and augurs well for the continued health of the UK property investment market given a stable economic environment.

Capital Shopping Centres

2003 has been a year marked by continuing progress in three major areas:

- our existing shopping centres which have generated above average results, both in terms of financial performance and other key criteria;

- our range of attractive enhancement and extension projects at these centres; and

- our substantial new-centre development programme, which will increase the scale of our activities from nine to twelve regional centres, excluding our US shopping centres which are part of Capital & Counties.

Total net property income increased by 11.8 per cent to £182.4 million during the year, boosted principally by rent reviews and the increase in our ownership of the Victoria Centre, Nottingham, to 100 per cent, which took place at the end of 2002. The underlying increase in net property income was 6.0 per cent.

Our active management approach, particularly on tenant mix, and the high degree of expertise which CSC possesses are fundamental to delivering exceptional returns in the regional shopping centre business. Once again, we can report a negligible level of voids, 10 units out of a total of 1,418 units at the year end. During the year, we made

79 tenancy changes, some 6 per cent of all retail units, producing additional rental income of £2.4 million per annum.

Our existing regional shopping locations have again demonstrated their strength, through the level of support received from both the shopping public and retailers in a year which has been more challenging for retailers. We recorded some 175 million customer visits at our shopping centres during 2003, approximately the same number as in 2002, excluding customer visits at The Ridings, Wakefield which we sold at the end of 2002.

Non-food sales growth, as measured by the Office of National Statistics, declined marginally from 4.0 per cent in 2002 to 3.2 per cent in 2003 and our centres generally measured favourably against this increase. Braehead, Glasgow, and The Chimes, Uxbridge, continue to show good year-on-year growth in retail sales figures and at Braehead the exceptional sales performance since opening in 1999 has produced very strong growth in rental levels as we approach the first rent review cycle which commences in 2004.

Development activities in respect of completed shopping centres

Excellent progress has been made at Lakeside, Thurrock, on the refurbishment and modernisation programme which started in January 2003. The project has included the installation of new lifts and additional escalators, new floors and ceilings and improved customer facilities, and is expected to bring major benefits to our flagship centre. Alongside our improvements, many retailers have now refitted their shops or are due to refit this year to coincide with the completion of the refurbishment works. After a pause during the peak trading months over the Christmas period, the works are on programme for completion in July this year.

The 371,000 sq.ft. scheme to expand MetroCentre, Gateshead, to provide a new department store for Debenhams, 28 additional shop units, a 1,100 space car park and a new public transport interchange, at a cost of £85 million is well advanced and on target to open in Autumn 2004. This scheme, which restores MetroCentre's position as Europe's largest shopping centre at 1.8 million sq.ft., will add significantly to the retail offer on both trading levels. Lettings have been completed to a top-quality selection of retailers including Debenhams, Zara and Hennes. In total 94 per cent of the space is now committed or under offer, representing 86 per cent of expected initial rents.

At Braehead, following Renfrewshire Council's resolution to give outline planning consent for a mixed-use development on 120 acres of the Phase 2 land of 140 acres, we continue to progress the proposed Xscape leisure scheme (including an indoor snow-slope) under a joint venture with Capital & Regional plc. Construction is due to commence on site later this year. The other main uses are residential and business space. Residential developers have shown strong interest and we expect some land sales to take place during 2004.

At Eldon Square, Newcastle upon Tyne, (961,000 sq.ft.) planning consent has now been granted for three schemes to massively expand and renovate the centre, which in total will provide 468,000 sq.ft. of retail space, including a 175,000 sq.ft. department store, creating net additional retail space of 318,000 sq.ft. The proposals, which involve our two partners, the City of Newcastle and Shell Pension Trust, include

restructuring the headlease from the City of Newcastle and potentially increasing CSC's percentage participation.

At Victoria Centre, Nottingham, plans are well advanced to undertake a remodelling of part of the centre including creating an additional 18,000 sq.ft. of prime retail space.

More recently, in Watford we have reached a preliminary agreement with Watford Borough Council with the intention that CSC will enter into a development agreement for a scheme which includes Charter Place, an older 1970's shopping centre owned by the Council which adjoins our major regional centre, The Harlequin, and other High Street properties we already own. A brief for the area is presently being prepared and the intention is to submit a planning application later this year following a full public consultation exercise.

Progress on new projects

At the beginning of 2003, construction work started on the Chapelfield shopping centre, Norwich, Norfolk, where, under agreements entered into with the developer Lend Lease Europe, CSC will become the owner on completion, targeted for Autumn 2005. At the beginning of January 2004, Lend Lease reported that 85 per cent of the space was either let, under offer or with terms agreed, representing 74.5 per cent of anticipated income. Chapelfield, Norwich, anchored by House of Fraser, will be the largest shopping centre in East Anglia when completed.

In Cardiff, the County Council has agreed to grant planning consent for the proposals to enlarge the St David's shopping centre, through a joint venture between Land Securities PLC and CSC, with a major retail-led mixed-use extension of approximately 750,000 sq.ft. The Welsh Assembly has also now given its approval to the proposals.

We continue to pursue proposals to expand and upgrade the Westgate Centre in Oxford, a joint project with LaSalle Investment Management. During 2003, we withdrew our first planning application, with a view to submitting a new application in 2004. The revised scheme will include a number of major improvements, including the John Lewis Partnership as anchor tenant with a full-line department store.

Capital & Counties

UK

In 2003, the continuing poor conditions in office markets resulted in further rental value reductions. However, current and past action to let vacant space, minimise vacancies and upgrade accommodation has supported the value of the UK properties which, after allowing for capital expenditure, fell by only 0.7 per cent in aggregate over the year to £663 million. Overall vacancy rate at the year end, however, was 7.3 per cent, including availability within the more recently completed developments at Cambridge and Uxbridge, but vigorous efforts are being made to increase occupancy.

In an internal strategic move, the ownership of Capital & Counties' principal UK investment and trading properties was rearranged in 2003 into a number of separate entities in order to focus more clearly on the separate elements of the group's non-shopping centre activities. Under these arrangements, retail properties have been placed within a new company, Liberty Retail Properties, which will in future hold the

non-shopping centre retail initiatives of the group under the management of Capital & Counties. In addition, we have established a dedicated trading entity, as we anticipate a resumption of our hitherto successful trading activities which reduced following disposals of most of our trading stock into buoyant investment markets.

London West End and Mid-town offices and retail (£327 million market value)

Whilst we have seen falling office rents and an increase in tenant incentives over the year, these factors appear to be stabilising, though without as yet any noticeable erosion of office availability in the small suite sector in which we are primarily involved. Vacant and available-to-let offices in the company's West End and Mid-town investments represent 2.4 per cent of our total office areas within those properties. In addition, a further 2.1 per cent of such space is undergoing refurbishment as we firmly believe it is essential to provide high quality accommodation to attract tenants. Schemes underway or completed are referred to below. Valuations of our Central London offices now assume an average rental value of only around £24 per sq.ft., which we regard as defensive.

Strong income flow from a high-quality tenant base is an attractive feature of the company's retail properties in Central London and we have no current vacancies.

Progress continues to be made in preparing planning applications for appropriate schemes at King's Reach, Southwark, and 190, The Strand, a total of 443,800 sq.ft. of existing space. In the latter case we are collaborating with Prudential, the freeholder of the site.

Notwithstanding the unfavourable fundamentals, investment demand in these markets remained strong in 2003 and we made no acquisitions during the year.

Business space outside London (£205 million market value)

Vacancy rates in most of the company's investments remain low, though the Western M25 office market remains problematic and we currently have some 56,000 sq.ft. space vacant.

Whilst little new development is taking place, the current excessive supply will continue to depress rents even if some buoyancy returns to tenant demand. However, in our favour, all our properties are modern and well-specified with car parking ratios which in the main comfortably exceed the levels which would now be permitted in any new scheme.

During the year progress was made at Capital Court, Uxbridge (55,000 sq.ft.) where lettings of around 30,000 sq.ft. were achieved and negotiations are in hand in respect of part of the remaining space. At Capital Park, Cambridge, a further 21,600 sq.ft. was let in 2003 and the remaining 10,700 sq.ft. has been placed under offer since the year end.

Provincial and Out of Town Retail (£132 million market value)

Work continues at the retail warehouse parks at Braintree and Stafford to increase the scope of existing planning consents and improve tenant mix and we are actively engaged in the reconfiguration of units in our Swansea City Centre property.

Planning consent was granted in April 2003 to create offices within the upper parts of the 513,000 sq.ft. Market Street, Manchester department store and a similar exercise is underway in respect of the 510,000 sq.ft. Liverpool store.

The first manifestation of the potential growth of activity within the Liberty Retail Properties entity managed by Capital & Counties was the recent selection by Redbridge Borough Council of an alliance between the company and Countryside Properties Plc as its preferred development partners to redevelop 2.6 hectares of Ilford Town Centre. This scheme is planned to include 120,000 sq.ft. of retail space and 488 apartments, together with an extension to the Town Hall and other community benefits. A planning application is expected to be submitted in mid 2004.

United States

The US company has had an active year resulting in an impressive increase in property valuations of 11.7 per cent. Total investment property assets now exceed $360 million by value, with trading and development properties representing a further $44 million. The investment properties produce an attractive overall initial yield of 7.5 per cent.

Serramonte, an 850,000 sq.ft. regional shopping centre and our largest US asset, has proved to be one of the group's most successful investments, with further significant capital appreciation in 2003. Phase one of the long-term enhancement plan was completed in 2003, involving a $4 million internal refurbishment. In addition, we have conditionally contracted to sell surplus land for residential development.

During the year, the remaining 50 per cent interest in Ghirardelli Square, San Francisco, was purchased for $15.4 million. With 100 per cent control, we are now implementing a business plan to maximise value.

At Redondo Beach, Southern California, we continue to pursue redevelopment potential and have exercised our option to acquire 7 acres of strategic ocean-front land essential to the envisaged mixed-use scheme.

In Pasadena, construction of the major $80 million 'Trio' apartment scheme in which we have an interest continues on schedule and within budget. Completion is scheduled for 2005.

Capital Enterprise Centres

This activity continues to progress well. The 38,000 sq.ft. scheme at Chelmsford was completed in April 2003 and the level of occupation reached around 70 per cent by year end. Progress continues on the developments at Harlow and Croydon and phased refurbishment at Kings Hill, Kent. Conditional contracts have been exchanged for the purchase of a further site at Milton Keynes.

Other investments

In 2003, Liberty International has invested a further £27 million in Great Portland Estates plc, a specialist West End property business, increasing our interest from 19.4 per cent to 25.5 per cent, valued at £122 million at 31 December 2003.

The New Star Property Unit Trust (previously Edinburgh Property Portfolio) is an Authorised Property Unit Trust managed by Capital & Counties on behalf of New Star Asset Management, which acquired Edinburgh Fund Managers' retail funds at the end of October 2003. New cash inflows have continued to be strong during the year, with the Fund size increasing from £125 million to £157 million with a further acceleration of interest in the Fund under the New Star banner. Liberty International's interest in the Fund was £39.5 million at 31 December 2003 representing 25 per cent of the Fund.

Corporate Social Responsibility

Following a highly positive response to our first Corporate Social Responsibility ('CSR') report issued in February 2003, we will be issuing our second report at the same time as our 2003 Annual Report later this month. In fact, the response made it clear that we, and probably the property industry generally, have not been sufficiently pro-active in promoting this long-standing and integral aspect of our business activities, whether to the public, politicians or other interested parties.

By way of example, over 99 per cent of our developments in the UK (and 100 per cent of our current development programme) are on brownfield land, with our three large out-of-town centres built on redundant industrial sites. We estimate that our UK shopping centres have generated employment for around 33,000 people.

In 2003, we concluded comprehensive CSR audits of our nine completed UK shopping centres. In addition, we are engaged on major initiatives in a number of areas including security, local employment, emissions, waste and sustainable travel.

Furthermore, in 2003, the UK shopping centres have provided some £390,000 in community support including sponsorship of local causes, support for Town Centre Management and the provision of free mall space and services.

We need no convincing that the creation of long-term shareholder value requires a strong commitment to high standards of CSR and their clear communication both internally and externally.

Economic and financial background

The slide in global stockmarkets which began in March 2000 eventually came to a halt in March 2003. By the year end, the FTSE-100 index had increased year-on-year by 13.6 per cent, somewhat outpaced by a 26 per cent rise in the US Standard & Poors' 500 index and a 50 per cent rise in the NASDAQ index. These stock market rallies coincided with a welcome recovery in underlying economic growth rates in the US and UK, stimulated by a low-interest rate policy, especially in the US.

However, as ever, major economic uncertainties remain, with substantial US dollar weakness reflecting nervousness about the twin trade and federal budget deficits which look an increasingly likely source of future global economic instability.

In the UK, the key economic issue is burgeoning public sector spending and employment, which not unsurprisingly appears to be producing a poor outcome in terms of productivity. Without some change of approach, we face the unattractive prospect in the UK of a higher tax burden and reduced economic growth potential.

UK property shares performed well in 2003, with Liberty International being no exception as our shares rose by 21 per cent to 682.5p at year end. Direct UK property, while eclipsed by UK equities for the first time in some years, has continued to outperform equities and gilts over 3, 5 and 10-year periods. Overall UK property returns, as measured by the Investment Property Databank ('IPD') Monthly Property Index, continued to display a strong degree of consistency at 11.3 per cent (2002 – 10.5 per cent). Once again, retail (not generally comparable to CSC's regional centres) was the strongest performer, showing a total return of 16.2 per cent (2002 – 14.0 per cent) including capital appreciation of 9.2 per cent. Offices continued to produce a poor return at 3.4 per cent (2002 – 5.9 per cent) including a 4.0 per cent fall in capital values. Overall, reflecting strong investment demand, the IPD assets experienced a favourable reduction in yields of 32 basis points in the year, substantiating the average 27 basis points reduction in yields applied by the valuers to our UK regional shopping centres.

The attractiveness of UK property as an asset class, with its combination of a high running yield and relatively stable total return performance, should have been reinforced in 2003, as fixed-interest investments performed poorly, with UK gilts (5-15 years index) producing a total return of just 1.8 per cent. This is perhaps a foretaste of further poor performance to come for fixed interest investors, given the stimulatory monetary policies currently being adopted in some leading world economies.

Stamp Duty Land Tax

Stamp Duty Land Tax, the successor in the UK property market to stamp duty, remains at an entirely unreasonable level of 4 per cent when compared with securities transactions which attract only a 0.5 per cent stamp duty levy. Particularly unwelcome is the possible extension of the 4 per cent levy to the transfer of partnership interests in property which hitherto have not attracted stamp duty at all. In addition, during 2003, stamp duty on leases, a cost which falls on our tenants, was substantially increased to 1 per cent of the net present value of lease payments (such payments discounted at a distinctly ungenerous rate of 3.5 per cent).

While the disadvantaged areas regime referred to above has provided some relief, stamp duty at these levels represents a significant dampener on property market liquidity and thereby on economic activity and enterprise throughout the UK economy.

Notwithstanding the government's obvious but largely self-inflicted need to explore every tax raising opportunity (particularly if it can be termed a duty or a levy rather than a tax), we continue to regard stamp duty as an outmoded and completely inappropriate burden for a modern economy and particularly for the important property sector.

Real Estate Investment Trusts ('REITS')

The apparent willingness of the UK Treasury to contemplate the idea of a tax transparent property vehicle, usually referred to as a 'Real Estate Investment Trust' or 'REIT', has generated considerable industry and investor interest, the UK being one of the few major developed economies without such a vehicle. The details are at this stage completely uncertain and 2005 would be the earliest feasible date for such a vehicle to be operational.

In principle, the idea has merit, particularly if retail investors can be attracted into the sector. However, tax transparency will be bought at a high price if a consequence is greater regulation and reduced operational flexibility. Furthermore, while the tax benefits may be obvious for some classes of investor, such as UK pension funds and other tax-exempt investors, the overall tax burden from a transparent structure could rise for other classes of investor.

The quoted property sector should therefore avoid infatuation with the concept and pay careful attention to the fine details of any UK Treasury proposals. In particular, today's active and efficient property companies should be wary of creating through a REIT structure a new class of apparently tax-advantaged but in reality less efficient competitors.

Liberty International would however undoubtedly represent an attractive REIT given its size and specialism in a single property sector, in our case retail property.

Corporate Governance and the Combined Code

Twelve months ago, I commented on the potentially detrimental effect on listed companies of certain of the proposals contained in the Higgs Review on the role and effectiveness of non-executive directors. We were pleased and relieved that, after an extensive process of consultation and debate in which I was actively involved, some of these criticisms were satisfactorily addressed in the revised Combined Code on Corporate Governance which was finally issued in July 2003.

In our 2003 Annual Report, we will be reporting on our compliance with the current requirements. Next year, we will be reporting on compliance in respect of all the provisions of the revised Combined Code. However, we anticipate relatively few areas where we will have any major difficulty in complying. In particular, our Board composition should be entirely compliant with the revised Combined Code following forthcoming changes in the first half of 2004.

It is interesting, however, to note that the revised Combined Code contains seventy-five Code provisions and principles, compared with the original Cadbury Code of Best Practice issued in December 1992 which contained a mere nineteen Code provisions. One can only hope that the additional administrative and reporting burden is justifiable and value adding, as it will undoubtedly represent a major distraction for Boards of listed companies and risk diverting them from the vital task of attending to their underlying businesses.

Chairmanship, Directorate and Management

After a career in the business world now spanning nearly 50 years, I have decided the time is nearing when it will be appropriate for me to step down as Chairman of Liberty International, my one remaining public company chairmanship, and I intend to do so no later than my 75th birthday on 24 June 2005, the day which also marks Liberty International's 25th anniversary.

We are now engaged in the process of determining who should be my successor as Chairman and an announcement will be made in due course during this year to enable a sensible handing-over process to be implemented.

Two non-executive directors retire at this year's Annual General Meeting, Robin Baillie and Douglas Leslie. Robin Baillie retires as he has reached our normal non-executive director retirement age of 70. He has been a pivotal non-executive director of the company since 1988 and we have greatly appreciated his formidable combination of charm and wit, allied to meticulous attention to detail and sound business judgement. Douglas Leslie has served a three-year term which has provided valuable continuity since he stepped down as full-time managing director of CSC where he contributed so much to the group's successful development over the last decade. We thank them both for their enormous contributions to the group.

Peter Badcock, an executive director of Liberty International and Finance and Operations Director of CSC, reaches normal retirement age in April 2004. Peter Badcock joined CSC in 1994 soon after flotation and has played an important role in its development from around £750 million of property assets at flotation to its current scale. He is stepping down from the Liberty International Board at the Annual General Meeting at the end of March 2004, but we are pleased that he will be remaining as a consultant on a part-time basis with a view to assisting particularly on structured debt financings and on CSR matters. He will also continue as a director of CSC.

We are actively engaged in the process of recruiting two new non-executive directors to the Board and expect to be in a position to make an announcement soon. These appointments will ensure that the composition of the Board should then be entirely in line with the revised Combined Code requirement that at least half the Board, excluding the Chairman, should be independent non-executive directors.

Liberty International has been privileged over its history to have been so well served by our directors, both executive and non-executive, and, below director level, by an exceptional team of motivated management and staff. The group's rise from its formation in 1980 to FTSE-100 status today would not have been possible without an enormous level of commitment, loyalty and skill at all levels throughout the organisation. 2003 has been no exception in this regard and my sincere thanks are due to all concerned. I would also like to thank our bankers and advisers for their continuing support.

Prospects

After a further year of outstanding financial results, with high-quality assets and a powerful capital base, I have considerable confidence in the long-term prospects of the group, in which along with my family I have a substantial shareholding of over 21 per cent, and have no doubts about its ability to remain at the forefront of the UK property industry and the leader in its sector for a prolonged period.

The performance of our non-shopping centre activities operated by Capital & Counties, some 20 per cent of our business with around half in retail property, has been extremely resilient over the last two years in a difficult environment for commercial property. Given the defensive 2003 valuations as a starting position, we look forward to attractive returns given the evidence of increasing investor demand for quality real estate.

Through Capital Shopping Centres, which constitutes some 80 per cent of our activities, we remain the leader in the UK regional shopping centre business, with six of our nine centres in the country's top sixteen. We have an extensive and promising

development programme. The three new centres, Norwich, Cardiff and Oxford, will increase our scale to twelve high-quality centres, while we also have substantial projects in hand to expand and enhance existing major assets and further improve their competitive position in a restrictive planning environment where the largest and top-ranking centres have increasing scarcity value.

With 175 million customer visits per annum, our shopping centres continue to be a popular attraction for the UK public, providing a vibrant environment, choice, comparison, variety and a pleasurable social experience core to modern lifestyles.

Donald Gordon
Chairman
11 February 2004

FINANCIAL REVIEW

MEASUREMENT OF PERFORMANCE

Liberty International measures performance in terms of total return; growth in net assets per share, primarily driven by investment property revaluations, combined with the annual dividend, which derives from the revenue results for the year.

REVENUE RESULTS

Profit on ordinary activities before taxation increased by 6 per cent to £110.0 million from £103.8 million and, removing the effect of exceptional items, **profit on ordinary activities before tax and exceptional items** increased by over 20 per cent to £104.2 million from £86.6 million.

Exceptional items, material items which need to be disclosed by virtue of their size or incidence but are nevertheless included in the results for the period, have had a significant impact on the presentation and interpretation of the revenue results in recent years. Exceptional items are, by their nature, likely to be erratic and changes in the size and nature of exceptional items can hinder direct comparison of one period with another.

In the year ended 31 December 2003 the group recorded net exceptional profits before tax of £5.8 million, considerably lower than the £17.2 million for 2002. In 2003, exceptional profits arose primarily from financing and treasury activities.

The most significant exceptional item in 2003 was the re-alignment of our fixed-interest rate commitments which entailed the termination of certain longer-term interest rate swaps resulting in the recognition of an exceptional profit of £11.9 million.

The other major exceptional item arose from the repurchase of £17.6 million 6.25% convertible bonds 2006 at a cost of £25.8 million. While the transaction in fact generated a worthwhile uplift to net assets per share, the accounting treatment records a £7.3 million exceptional loss reflecting the difference between the consideration paid

and the carrying value of the bonds repurchased. However, the repurchase actually had an effect, on an after tax basis, equivalent to the repurchase and cancellation of 3.9 million shares at an average price of 604p per share. This represented a significant discount to both the prevailing share price and the year end net assets per share, generating an uplift amounting to some £12 million in aggregate which accrued to the benefit of all shareholders pro rata.

Operating profit including joint ventures, which is a key measure of underlying performance, increased by 9.3 per cent to £235.9 million from £215.9 million. The growth in operating profit reflected both like-for-like rental growth of £9.9 million (5.1 per cent) and £13.3 million from net additions to investment properties. Within operating profit, the contribution from **property trading** was £4.5 million compared to £5.1 million for 2002.

The group's **share of operating profit of joint ventures** increased to £8.1 million compared to £3.8 million for 2002; the largest joint venture, at The Potteries, Hanley, having been created mid-way through 2002. Both of these figures principally comprise net rental income derived from the underlying property investments.

Investment and other income increased to £10.8 million from £7.2 million and largely comprises the dividends received from the investments in Great Portland Estates, where we increased our interest during the period to 25.5 per cent, and from the New Star Property Unit Trust, where our interest reduced to 25 per cent.

Administrative expenses rose to £24.8 million from £20.5 million principally as a result of reorganisation and rationalisation costs, increased pension fund contributions and provision for national insurance in respect of share options.

Net interest payable increased marginally to £131.7 million from £129.3 million, reflecting the relatively small change in net debt during the period and the fact that the principal acquisition made towards the end of 2002, the Victoria Centre, Nottingham, was initially financed by the issue of 28.4 million shares in November 2002.

Tax on profit on ordinary activities includes deferred tax of £7.9 million (2002 - £4.1 million) in respect of capital allowances. FRS 19 "Deferred Taxation" requires a provision because there is a possibility, albeit remote as it is within the control of the seller, that these allowances could become repayable if the properties are sold. The provision for deferred tax obscures the real benefit from capital allowances in reducing the actual tax paid. As a result, it has become common practice, in the property sector, to disclose both earnings per share and net assets per share after adjustment to eliminate the effect of deferred tax in respect of capital allowances.

The **tax charge** before exceptional items and before deferred tax on capital allowances amounted to 19.1 per cent (2002 - 16.3 per cent). This represents the true underlying tax payable on revenue profits. The low tax charge reflects untaxed dividend income, capital allowances and the utilisation of tax losses. Provision for tax on exceptional items and deferred tax in respect of capital allowances, increased the group's reported tax charge to 26.7 per cent (2002 - 22.0 per cent).

The annual **dividend per share** increased by 5.3 per cent to 25p per share in line with our policy of distributing substantially all of the group's recurring net income.

Earnings per share before exceptional items (adjusted), sometimes referred to as "headline earnings", increased by over 7 per cent to 27.45p. Basic **earnings per share** declined to 26.25p, reflecting the reduced level of exceptional profits, which has been commented upon earlier in this review.

BALANCE SHEET

Investment properties, including holdings through joint ventures, increased to £4,768 million against a comparable £4,332 million, adjusted for the change in valuation basis regarding the treatment of purchasers' costs described in note 5 to the preliminary results (£4,540 million as reported under the previous valuation guidelines). Net additions amounted to £106 million, comprising primarily the Red Mall extension at the MetroCentre, improvements and refurbishments at Lakeside and the acquisition of our joint venture partner's interest in Ghirardelli Square, San Francisco.

Listed investments increased to £161.2 million from £150.6 million reflecting an increase in the investment in Great Portland Estates and a reduction in our holding in the New Star Property Unit Trust.

Shareholders' funds increased to £2,886 million from £2,683 million, reflecting a like-for-like valuation surplus of £357 million on investment properties and joint ventures after eliminating £208 million of purchasers' costs included in the 2002 valuations. Shareholders' funds were further increased by £45 million as a result of conversion of £42.6 million 6.25 per cent convertible bonds 2006 into 9.5 million additional shares on 31 December 2003.

Net assets per share (diluted, adjusted) increased to 906p from a comparable 798p, mostly as a result of the valuation surpluses on investment properties of £357 million arising during 2003 (actual published net asset value per share at 31 December 2002 of 862p included £208 million of purchasers' costs).

FINANCIAL MANAGEMENT

During the first half of 2003, a £210 million 10-year facility was arranged with a syndicate of four leading international banks, and secured on the Victoria Centre, Nottingham. The bank facility, which is currently undrawn, contains considerable flexibility, particularly in terms of the timing of the initial drawdown.

The group's predominant source of debt finance in recent years has been long-term non-recourse asset-specific bank financings. However, in October 2003, favourable capital market conditions enabled us to re-enter the public unsecured debt market with the issue of £240 million of 3.95 per cent convertible bonds with a maturity date of 30 September 2010. The bonds are convertible into ordinary shares at a conversion price of 800p per share. The bonds may be redeemed at par on 30 September 2007 at the option of the bondholders. Both the low coupon and the significant premium of the conversion price over the market price of Liberty International shares at the time of launch made this an attractive financing, given the group's significant capital requirements over the next decade.

Aggregate net debt at 31 December 2003, including the group's share of joint ventures' net borrowings, increased marginally to £1,917 million (2002 - £1,889 million). The movement of £28 million resulted from net additions to investment properties amounting to some £100 million, after adjusting for transfers from joint

ventures, offset by the £45 million reduction in debt from bond conversions, with the balance attributable to favourable foreign exchange and working capital movements. The majority (84 per cent) of aggregate debt was represented by asset-specific and predominantly non-recourse long-term finance, while unsecured debt amounted to £334 million (16 per cent) including the £240 million convertible bonds issued in October 2003.

Financial Ratios
The group's main internal constraints are that, at currently prevailing property yields and interest rates, interest cover should be maintained at a level in excess of 1.6 times and debt to assets at less than 50 per cent. At 31 December 2003, interest cover had increased to 1.8 times and the ratio of net debt to assets reduced to 39 per cent from 40 per cent, both comfortably within our parameters.

Maturity and Interest Rate Profile of Debt
The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to reduce the variability of long-term cash flows. During the year adjustments were made to the profile of interest rate hedges, to more closely match the term over which interest rate obligations are fixed to the profile of lease expiries. As a result, certain longer-term interest rate swaps, mainly covering the period from 2011 to 2031, were closed out.

During the period to 2010, substantially all interest payments, including those in respect of debt which is expected to arise as a result of committed capital expenditure, are at fixed rates. This proportion reduces to less than 50 per cent after 10 years. The weighted average maturity of debt is 10.3 years and the weighted average lease maturity 11 years.

The weighted average interest rate payable on group debt at 31 December 2003 was 6.5 per cent, compared with 6.76 per cent at 31 December 2002. Excluding the historic £230 million first mortgage debenture stocks issued in a different interest rate environment between 1987 and 1991, the equivalent rates are 6.0 per cent and 6.29 per cent respectively.

Contingent Taxation
In accordance with FRS 19 "Deferred Tax", the group only provides for deferred taxation on timing differences other than those arising in respect of valuation surpluses on investment properties held for the long-term. The potential amount of taxation which would have been payable if all valuation surpluses had been realised at the balance sheet date amounted to £439 million, equivalent to 125p per share (2002 - £414 million, 127p per share). The comparative figure for 2002 would have been 108p per share if adjusted for purchasers' costs.

Fair Value of Debt and Financial Instruments
The fair value of debt and financial instruments, excluding convertible debt, exceeded the balance sheet value by £191 million at 31 December 2003, equivalent to 38p after credit for tax relief (2002 - £221 million, 47p per share after credit for tax relief). The principal reason for the reduction in the difference was that longer-term interest rates in general rose over the period and in particular the 10-year interest rate swap increased from 4.78 per cent to 5.04 per cent.

Foreign Exchange
The group's net exposure to US dollars of approximately $30 million at the start of the year was fully hedged during the first quarter of 2003 at a favourable rate compared to the preceding year's closing rate. Again, the exceptional performance of the US assets has contributed to an increase in US dollar net assets. Around $50 million of net investment was unhedged at 31 December 2003. Hedging transactions since the year end have reduced this exposure.

Accounting Issues
There have been no changes in the group's Accounting Policies during the year. However, the results have been affected by the change in valuation methodology regarding the treatment of purchasers' costs which is fully explained in note 5 of the preliminary results.

International Accounting Standards ('IAS') are due to become mandatory for all listed companies within the European Union from 2005. The group currently expects to prepare the financial statements for 2005 in compliance with IAS. The process of evaluating the impact of the changes has already begun, although it will take time for the business community and our industry sector to reach consensus and establish best practice as to how the standards, including 14 recently released revised standards, should be applied.

Implementation may have a significant impact on the presentation of the group's results. The principal differences between IAS and current UK standards which affect the group arise in the accounting for certain investment properties held under leases, unrealised gains and losses arising on revaluation (which are to be included in the profit and loss account), the inclusion in the balance sheet of unrealised gains and losses on derivatives (but not other financial instruments) and the provision for contingent tax on investment property revaluations in the balance sheet. These and other changes will affect reported profits and net asset values.

Preparatory work will continue over the coming year given the requirement for the group to report under IAS for the first time when it announces the interim results for the period to 30 June 2005. It is expected that a restated 2004 Profit and Loss Account and Balance Sheet will be published at some point prior to the 2005 Interim Results so that all interested parties will have time to absorb and interpret the scope of the changes brought about by the transition to IAS.

Aidan Smith
Finance Director
11 February 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2003

	Notes	**2003 Unaudited £'m**	2002 Audited £'m
Turnover, including share of joint ventures		**371.2**	351.1
Less: Share of joint ventures	6	**(9.1)**	(6.5)

	Notes	2003	2002
Group turnover	2	**362.1**	344.6
Property investment income:			
Rents receivable		**290.3**	272.6
Service charge and other income		**55.6**	51.5
		345.9	324.1
Rents payable		**(30.3)**	(37.0)
Property outgoings		**(78.3)**	(66.8)
Net property investment income		**237.3**	220.3
Property trading		**4.5**	5.1
Investment and other income		**10.8**	7.2
		252.6	232.6
Administrative expenses		**(24.8)**	(20.5)
Group operating profit	2	**227.8**	212.1
Share of operating profit of joint ventures	6	**8.1**	3.8
Operating profit including joint ventures		**235.9**	215.9
Exceptional profit on disposal of fixed assets and subsidiaries	3	**1.0**	8.6
Profit before interest and taxation		**236.9**	224.5
Net interest payable - recurring	4	**(131.7)**	(129.3)
Net interest receivable - exceptional	4	**4.8**	8.6
Profit on ordinary activities before taxation		**110.0**	103.8
Taxation on profit on exceptional items		**(1.6)**	(4.6)
Deferred taxation in respect of capital allowances	13	**(7.9)**	(4.1)
Other taxation on profit on ordinary activities		**(19.9)**	(14.1)
Profit on ordinary activities after taxation		**80.6**	81.0
Ordinary dividends – paid and proposed		**(77.7)**	(69.6)
Transfer to retained profit		**2.9**	11.4
Dividends per ordinary share		**25.00p**	23.75p
Earnings per share before exceptional items (adjusted)	13	**27.45p**	25.58p
Earnings per share (basic)	13	**26.25p**	28.54p
Earnings per share (diluted)	13	**25.79p**	27.91p

CONSOLIDATED BALANCE SHEET
As at 31 December 2003

	Notes	**As at 31 December 2003 Unaudited £'m**	As at 31 December 2002 Audited £'m
Fixed assets:			
UK shopping centres		**3,760.3**	3,522.3
Other retail investment properties		**445.5**	414.3
Other investment properties		**419.4**	459.7
	5	**4,625.2**	4,396.3

	Note	2003	2002
Investment in joint ventures:			
Share of properties	6	**143.2**	143.8
Share of other assets	6	**4.8**	0.5
Share of gross liabilities	6	**(73.9)**	(66.6)
		74.1	77.7
Other tangible assets		**0.7**	0.9
Investments	7	**185.8**	176.2
		4,885.8	4,651.1
Current assets:			
Trading properties	8	**75.0**	66.7
Debtors		**68.2**	75.2
Other short-term investments		**-**	1.1
Cash and near cash investments		**197.3**	71.7
		340.5	214.7
Creditors: amounts falling due within one year	9	**(218.6)**	(224.4)
Net current assets/(liabilities)		**121.9**	(9.7)
Total assets less current liabilities		**5,007.7**	4,641.4
Creditors: amounts falling due after more than one year	10	**(2,037.7)**	(1,882.9)
Provisions for liabilities and charges	12	**(83.8)**	(75.0)
Net assets		**2,886.2**	2,683.5
Capital and reserves:			
Called up ordinary share capital and reserves		**2,886.2**	2,683.5
Net assets per share (basic)	13	**897p**	858p
Net assets per share (diluted)	13	**887p**	843p
Net assets per share (adjusted)	13	**918p**	878p
Net assets per share (diluted, adjusted)	13	**906p**	862p

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF RESERVES

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m
Statement of group total recognised gains and losses		
Profit for the financial year	**80.6**	81.0
Increase in valuation of investment properties	**143.4**	174.3
Group's share of increase in valuation of investment properties of joint ventures	**5.2**	4.3
Unrealised surplus/(deficit) on other fixed asset investments	**9.0**	(2.5)
Current tax relating to realisation of gains recognised in prior periods	**(0.4)**	(3.5)
Exchange adjustments offset in reserves and other movements	**(0.6)**	0.1

Total recognised gains and losses for the financial year	**237.2**	253.7

Reconciliation of movements in group shareholders' funds

Opening shareholders' funds	**2,683.5**	2,341.9
Total recognised gains and losses for the financial year	**237.2**	253.7
Dividends	**(77.7)**	(69.6)
Bond conversions	**44.7**	-
Ordinary shares issued	**-**	157.5
Cancellation of shares	**(1.5)**	-
Closing shareholders' funds	**2,886.2**	2,683.5

CONSOLIDATED STATEMENT OF GROUP CASH FLOWS

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m
Net cash inflow from operating activities	**242.9**	201.8
Returns on investments and servicing of finance	**(114.7)**	(130.9)
Taxation paid	**(24.2)**	(12.6)
Capital expenditure and financial investment	**(106.8)**	(288.5)
Acquisitions and disposals	**2.8**	–
Equity dividends paid	**(74.1)**	(64.7)
Cash outflow before use of liquid resources and financing	**(74.1)**	(294.9)
Management of liquid resources	**4.8**	5.3
Financing*	**198.7**	282.1
Increase/(decrease) in cash during the year	**129.4**	(7.5)

*** Analysis of financing cash flows**

Borrowings drawn and bonds issued	**349.5**	599.7
Borrowings repaid and bonds cancelled	**(149.3)**	(466.0)
Receipts from issuing shares	**-**	157.5
Payments to acquire own shares	**(1.5)**	–
Other financing cash flows	**-**	(9.1)
	198.7	282.1

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash during the year	**129.4**	(7.5)

Net cash (inflow) from increase in debt	**(208.2)**	(122.9)
Non-cash change in net debt in respect of bond conversions	**44.7**	–
Other non-cash change in net debt	**10.4**	12.5
Cash (inflow) from decrease in liquid resources	**(4.0)**	(5.0)
Movement in net debt during the year	**(27.7)**	(122.9)
Net debt at 1 January	**(1,823.3)**	(1,700.4)
Net debt at 31 December	**(1,851.0)**	(1,823.3)

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information for 2003 is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The accounts for the year ended 31 December 2003, on which the auditors will report, will be posted in February and will be laid before the Members at the forthcoming Annual General Meeting in March 2004.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments (see note 5). The accounting policies set out on pages 66 to 69 of the Annual Report 2002, dated 12 February 2003, have been used in the preparation of this financial information.

2. Segmental information

Group turnover

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m
Property investment:		
UK shopping centres	**259.1**	244.9
Commercial properties:		
United Kingdom	**62.8**	58.3
United States	**24.0**	20.9
Property trading	**5.4**	11.9
Investment and other income	**10.8**	8.6
	362.1	344.6
Geographical analysis:		
United Kingdom	**335.3**	315.5
United States	**26.8**	29.1
	362.1	344.6

Group operating profit

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m

Property investment:		
UK shopping centres	**175.9**	161.2
Commercial properties:		
United Kingdom	**47.2**	45.2
United States	**14.2**	13.9
	237.3	220.3
Property trading	**4.5**	5.1
Investment and other income	**10.8**	7.2
	252.6	232.6
Administrative expenses	**(24.8)**	(20.5)
	227.8	212.1
Geographical analysis:		
United Kingdom	**213.3**	197.9
United States	**14.5**	14.2
	227.8	212.1

3. Exceptional profit on disposal of fixed assets and subsidiaries

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m
Profit/(loss) arising on disposal of investment properties	**0.2**	(0.7)
Profit arising on disposal of fixed asset investments	**0.8**	6.5
Profit arising on disposal of subsidiaries	**-**	2.8
	1.0	8.6

4. Net interest (payable)/receivable

(a) Net interest payable - recurring

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m
Interest payable	**(134.3)**	(134.2)
Interest capitalised on developments	**3.2**	1.2
Interest receivable	**2.4**	3.8
Group net interest payable	**(128.7)**	(129.2)
Share of interest payable by joint ventures	**(3.0)**	(0.1)
	(131.7)	(129.3)

(b) Net interest receivable - exceptional

	Year ended 31 December 2003 Unaudited £'m	Year ended 31 December 2002 Audited £'m
Repurchase of CSC unsecured bonds	**0.2**	9.6
Repurchase of Liberty International convertible bonds	**(7.3)**	(1.0)
Early termination of interest rate hedging contracts	**11.9**	–
	4.8	8.6

5. Investment properties

	UK shopping centres £'m	Other commercial properties £'m	Total £'m
Completed properties at external valuation:			
At 31 December 2002 (audited)	3,462.5	861.6	4,324.1
Additions, including transfers from joint ventures	43.0	26.3	69.3
Disposals, including transfers to joint ventures	(12.6)	-	(12.6)
Foreign exchange fluctuations	-	(17.8)	(17.8)
Reclassification – completed developments	-	7.3	7.3
Reclassification – trading properties	-	(2.3)	(2.3)
Amortisation	-	(1.0)	(1.0)
Surplus/(deficit) on valuation	162.8	(19.4)	143.4
At 31 December 2003 (unaudited)	**3,655.7**	**854.7**	**4,510.4**
Properties under development at cost:			
At 31 December 2002 (audited) (including £2.0 million capitalised interest)	59.8	12.4	72.2
Additions	44.8	5.1	49.9
Reclassification – completed developments	-	(7.3)	(7.3)
At 31 December 2003 (unaudited) (including £3.9 million capitalised interest)	**104.6**	**10.2**	**114.8**
Investment properties At 31 December 2003 (unaudited)	**3,760.3**	**864.9**	**4,625.2**
At 31 December 2002 (audited)	3,522.3	874.0	4,396.3

	As at 31 December 2003 Unaudited £'m	As at 31 December 2002 Audited £'m
Geographical analysis:		
United Kingdom	**4,433.1**	4,227.6
United States	**192.1**	168.7
	4,625.2	4,396.3

Investment properties held through joint ventures are disclosed in note 6.

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 31 December 2003 by external valuers in accordance with the Appraisal and Valuation Manual of RICS, which became effective on 1 May 2003, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller. Market value is estimated without regard to costs of sale or purchase and thus values

reported at 31 December 2003 no longer include purchasers' costs. At 31 December 2002 the open market value of investment properties included £208.1 million purchasers' costs, in effect reflecting theoretical replacement value. This change in valuation basis constitutes a change in estimation technique.

6. Joint ventures

(a) Reconciliation of group share of net assets of joint ventures	**£'m**
At 31 December 2002 (audited)	77.7
Group share of total recognised gains and losses of joint ventures (see below)	8.2
Transfer to investment properties	(8.4)
Capital additions	0.8
Distributions received from joint ventures	(4.2)
At 31 December 2003 (unaudited)	74.1

(b) Summarised financial statements of joint ventures	**Liberty International share**	
	2003	2002
	Unaudited	Audited
	£'m	£'m
Summarised profit and loss accounts		
Gross rental income	**9.1**	6.5
Net property investment income	**8.1**	3.8
Net interest payable	**(3.0)**	(0.1)
Taxation	**(0.3)**	(0.7)
Profit after taxation	**4.8**	3.0
Summarised statements of total recognised gains and losses		
Profit for the financial year	**4.8**	3.0
Increase in valuation of investment properties	**5.2**	4.3
Foreign exchange and other movements	**(1.8)**	-
Total recognised gains and losses for the financial year	**8.2**	7.3
Summarised balance sheets		
Investment properties at valuation	**132.6**	136.4
Development properties	**10.1**	7.4
Trading properties	**0.5**	-
Total properties	**143.2**	143.8
Other current assets	**4.8**	0.5
Gross assets	**148.0**	144.3
Current liabilities	**(4.6)**	(0.5)
Debt falling due after more than one year	**(69.3)**	(66.1)
Gross liabilities	**(73.9)**	(66.6)
Net assets	**74.1**	77.7

7. Investments

	As at 31 December 2003	As at 31 December 2002

	Unaudited £'m	Audited £'m
Investments - listed property shares and units at market value	**161.2**	150.6
Investments - own shares	**24.6**	25.6
	185.8	176.2

8. Trading properties

The estimated replacement cost of trading properties based on market value amounted to £79.1 million (31 December 2002 - £69.9 million).

9. Creditors: amounts falling due within one year

	As at 31 December 2003 Unaudited £'m	As at 31 December 2002 Audited £'m
Bank loans and overdrafts (note 11)	**11.2**	13.1
Trade and other creditors	**106.1**	113.6
Accruals and deferred income	**59.5**	59.4
Dividends payable	**41.8**	38.3
	218.6	224.4

10. Creditors: amounts falling due after more than one year

	As at 31 December 2003 Unaudited £'m	As at 31 December 2002 Audited £'m
Secured		
Bank loan due 2015 – non-recourse	**531.5**	536.4
Bank loan due 2014 – non-recourse	**208.5**	208.3
Bank loan due 2011 – non-recourse	**440.8**	443.8
Bank loan due 2007 – non-recourse	**39.8**	39.8
	1,220.6	1,228.3
Debentures 2021 and 2027	**230.0**	230.0
Bank loan due 2016	**172.5**	172.5
Other fixed rate loans	**79.8**	76.2
	1,702.9	1,707.0
Unsecured		
CSC bonds 2013	**31.7**	36.0
CSC bonds 2009	**68.6**	74.9
	1,803.2	1,817.9
3.95% convertible bonds due 2010	**233.9**	-
6.25% subordinated convertible bonds due 2006	**-**	64.0
Total debt: amounts falling due after more than one year (note 11)	**2,037.1**	1,881.9
Other creditors	**0.6**	1.0

	2,037.7	1,882.9

11. Debt

(a) Analysis of net debt

	As at 31 December 2003 Unaudited £'m	As at 31 December 2002 Audited £'m
Debt due within one year (note 9)	**11.2**	13.1
Debt due after more than one year (note 10)	**2,037.1**	1,881.9
Gross debt	**2,048.3**	1,895.0
Group share of debt of joint ventures (note 6)	**69.3**	66.1
Gross debt including share of joint ventures	**2,117.6**	1,961.1
Cash and near cash investments - group	**(197.3)**	(71.7)
Cash and near cash investments - joint ventures	**(3.5)**	(0.5)
Net debt (including group share of net debt of joint ventures)	**1,916.8**	1,888.9
Secured	**1,783.4**	1,786.2
Unsecured	**334.2**	174.9
Cash and near cash investments	**(200.8)**	(72.2)
	1,916.8	1,888.9

(b) Fair value of financial instruments

	As at 31 December 2003		As at 31 December 2002	
	Balance sheet value Unaudited £'m	**Fair value Unaudited £'m**	Balance sheet value Audited £'m	Fair value Audited £'m
Debentures and other fixed rate loans				
Sterling				
C&C 9.875% debenture 2027	**150.0**	**206.7**	150.0	217.3
C&C 11.25% debenture 2021	**80.0**	**118.4**	80.0	124.0
CSC 6.875% unsecured bonds 2013	**31.7**	**33.3**	36.0	34.1
CSC 5.75% unsecured bonds 2009	**68.6**	**69.0**	74.9	68.9
US Dollars				
Fixed rate loans	**81.1**	**85.7**	81.6	85.1
	411.4	**513.1**	422.5	529.4
Bank loans (LIBOR linked)				
- group	**1,403.0**	**1,403.0**	1,408.5	1,408.5
- share of joint ventures	**69.3**	**69.3**	66.1	66.1
	1,883.7	**1,985.4**	1,897.1	2,004.0
Hedging instruments	**–**	**89.6**	–	114.3
	1,883.7	**2,075.0**	1,897.1	2,118.3
Convertible debt	**233.9**	**230.9**	64.0	76.5

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 38p per share (31 December 2002 – 47p).

All other financial assets and liabilities are included in the balance sheet at fair values.

12. Provisions for liabilities and charges

	Deferred taxation £'m	Other £'m	Total £'m
At 31 December 2002 (audited)	66.7	8.3	75.0
Net charge for the year	6.1	1.0	7.1
Pension contributions paid	-	(3.7)	(3.7)
Other movements	(1.9)	7.3	5.4
At 31 December 2003 (unaudited)	**70.9**	**12.9**	**83.8**

Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, a provision of £438.6 million (31 December 2002 - £414.3 million) would be required, assuming investment properties and investments were disposed of at 31 December 2003 at their carrying value. The amount is undiscounted and takes no account of the long-term deferral of the liability until eventual disposal or the benefit from further inflation-linked indexation allowances available in future years.

13. Per share details

(a) Number of shares used in the calculation of:

	31 December 2003 Unaudited millions	31 December 2002 Audited millions
(i) Earnings per share		
Weighted average shares in issue	**312.5**	288.4
Weighted average shares held by ESOP	**(5.6)**	(4.8)
Weighted average shares (basic)	**306.9**	283.6
Effect of dilution	**19.2**	13.6
Weighted average shares (diluted)	**326.1**	297.2
(ii) Net assets per share		
Basic	**321.8**	312.6
To be issued on conversion of bonds	**30.0**	13.3
Diluted	**351.8**	325.9

(b) Earnings used in the calculation of earnings per share

Earnings per share before exceptional items (adjusted) excludes the deferred tax charge in respect of capital allowances which are not expected to reverse.

	31 December 2003 Unaudited £'m	31 December 2002 Audited £'m
Earnings used for calculation of basic earnings per share	**80.6**	81.0
Less exceptional items, net of tax	**(4.2)**	(12.6)
Add back deferred tax in respect of capital allowances	**7.9**	4.1
Earnings used for calculation of earnings per share before exceptional items (adjusted)	**84.3**	72.5
Earnings used for calculation of basic earnings per share	**80.6**	81.0
Effect of dilution from conversion of bonds	**3.5**	2.0
Earnings used for calculation of diluted earnings per share	**84.1**	83.0

(c) Net assets per share

Net assets per share (adjusted) excludes the provision for deferred tax in respect of capital allowances arising from adoption of FRS 19 "Deferred Tax".

	31 December 2003 Unaudited £'m	31 December 2002 Audited £'m
Basic net asset value	**2,886.2**	2,683.5
Add back deferred tax in respect of capital allowances	**67.1**	60.9
Adjusted net asset value	**2,953.3**	2,744.4
On conversion of bonds	**233.9**	64.0
Diluted, adjusted net asset value	**3,187.2**	2,808.4

(d) Other share information

(i) Convertible bonds	**In issue 31 December 2003 £'m**	Conversion price	Callable from
3.95% subordinated convertible bonds 2010	**240.0**	800p	14 October 2008

The convertible bonds may be redeemed at par on 30 September 2007 at the option of the bondholders.

(ii) Movement in ordinary share capital	Number millions
At 31 December 2002 (audited)	312.6
Market repurchases	(0.3)
Issued during the year on conversion of bonds	9.5
At 31 December 2003 (unaudited)	**321.8**

ANALYSIS OF 2003 NET PROPERTY INVESTMENT INCOME (UNAUDITED)

	Total	Shopping Centres	Other Commercial	
			UK	USA
	£'m	£'m	£'m	£'m
Year ended 31 December 2002	220.3	161.2	45.2	13.9
Add: held through joint ventures	3.8	1.9	-	1.9
	224.1	163.1	45.2	15.8
Foreign exchange	(1.7)	-	-	(1.7)
Sold properties	(5.1)	(4.4)	(0.1)	(0.6)
Reclassification to trading properties	(0.2)	-	(0.2)	-
Developments, major capex and acquisitions	(22.3)	(11.7)	(3.9)	(6.7)
Adjusted to 31 December 2002	194.8	147.0	41.0	6.8
Like-for-like growth	9.9	8.8	0.7	0.4
Adjusted to 31 December 2003	204.7	155.8	41.7	7.2

Sold properties	0.2	0.2	-	-
Developments, major capex and acquisitions	40.5	26.4	5.5	8.6
Year ended 31 December 2003	245.4	182.4	47.2	15.8
Less: held through joint ventures	(8.1)	(6.5)	-	(1.6)
Group net property investment income	237.3	175.9	47.2	14.2
Like-for-like growth %	5.1%	6.0%	1.7%	5.9%